UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52205

Edgewater Foods International, Inc.

(Exact name of registrant as specified in its charter)

5552 West Island Highway, Qualicum Beach, British Columbia, Canada

V9K 2C8

(250) 757-9811

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Convertible Preferred Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 15

It has come to the Registrant’s attention that it mistakenly listed the Series A Convertible Preferred Stock, which is the subject of this Form 15, on the Form 8-A it filed with the Securities and Exchange Commission on August 30, 2006.  Accordingly, the Registrant seeks to terminate the registration of its Series A Convertible Preferred Stock, while maintaining the registration of its Common Stock, which was also registered on the Form 8-A filed on August 30, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, Edgewater Foods International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 14, 2007

By: /s/ Louis Taubman

Name: Louis Taubman

Title: General Counsel

Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.